Caledonia Re-files Certificates

Toronto, Ontario – November 7 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) at the request of the Ontario Securities Commission, has refiled on SEDAR, in the latest Certificate form, the Certificates of its Chief Executive Officer and Chief Financial Officer in respect of its filings for the periods ending December 31, 2007 and March 31, 2008.  The underlying financial statements that the certificates relate to are unchanged.

For more information, please contact:

Mark Learmonth

Alex Buck

Martin Eales

VP Corporate Development and

BuckBias

RBC Capital Markets

Investor Relations

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Caledonia Mining Corporation

Tel:  +27 11 447 2499

Email:  marklearmonth@caledoniamining.com

Further information regarding Caledonia’s exploration activities and operations and its latest financials may be found at www.caledoniamining.com.